UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 22, 2019

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In the Matter of

ConnectX, Inc. **ConnectX c/o WeWork** **7083 Hollywood Blvd.** **Hollywood, CA 90046**	**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-10905

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       ConnectX, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 22, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary